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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                          Tech Laboratories, Inc.
                                (NAME OF ISSUER)


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   878249101
                                 (CUSIP NUMBER)

                                  Craig H. Effrain
                                  Stursberg & Veith
                           405 Lexington Avenue, Suite 4949
                               Mew York, New York 10174
                                   212-922-1177
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)



             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                          February 1, 2003 & January 30, 2003
                               (vesting of options)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



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                                  SCHEDULE 13D

                              CUSIP  NO
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
      Bernard M. Ciongoli, ###-##-####
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  / /
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   00
    This Schedule is being filed pursuant to the vesting of certain options previously granted to Mr. Ciongoli.
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH             1,423,666
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                            0
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                            1,423,666
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                             0
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON              1,423,666
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                  22.15%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)    IN
---------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.
               This Schedule relates to the Common Stock, par value $.01 per share, of Tech Laboratories, Inc., 955 Belmont Ave., North Haledon, NJ 07508.

ITEM  2.     IDENTITY  AND  BACKGROUND.
Bernard M. Ciongoli
Tech Laboratories, Inc.
955 Belmont Avenue
North Haledon, NJ 07508
Mr. Ciongoli is the president of Tech Laboratories, Inc.
None
None
USA

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.
               This Schedule is being filed pursuant to the vesting of options previously granted to Mr. Ciongoli.

ITEM  4.     PURPOSE  OF  TRANSACTION.
              See Item 3.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.
               See Items 7 through 13 of the cover page of this Schedule. As of the date of this Schedule, Mr. Ciongoli beneficially owned 1,423,666 shares, which includes 100,000 immediately exercisable options at $.9625 per share, 300,000 immediately exercisable options at $.50 per share, 300,000 immediately exercisable options at $.43 per share, 111,000 immediately exercisable options at $2.68125 per share, and 92,666 immediately exercisable options at $2.4375 per share.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS,  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

None.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

None.

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                                    SIGNATURE



     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: April 17, 2003          /S/ Bernard M. Ciongoli
                               ------------------------
                               Bernard M. Ciongoli
                               President, Tech Laboratories, Inc.

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